SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Adept Technology, Inc.

(Name of Subject Company (Issuer))

Hoffman Acquisition Corp.

a wholly-owned subsidiary of

Omron Management Center of America, Inc.

a wholly-owned subsidiary of

OMRON Corporation

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

006854202

(CUSIP Number of Class of Securities)

K. Blake Thatcher

Vice President and General Counsel

Omron Management Center of America, Inc.

2895 Greenspoint Parkway, Suite 100

Hoffman Estates, IL 60169

(224) 520-7651

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Steven R. Barth, Esq.

Russell E. Ryba, Esq.

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202

(414) 271-2400

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$210,485,431	$24,458.41

*                                          Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 16,191,187 shares of common stock, par value $0.001 per share, of Adept Technology, Inc., at a purchase price of $13.00 per share. Such number of shares consists of 14,614,358 shares outstanding as of September 21, 2015, 1,551,064 shares that may be issued before the expiration of the Offer under stock options and/or restricted stock units and 25,765 shares that may be issued before the expiration of the Offer under outstanding employee stock purchase plan rights.

**                                    The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.0001162 of the transaction valuation.

☒                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,458.41	Filing Party: Omron Management Center of America, Inc.
Form or Registration No. Schedule TO	Date Filed: September 23, 2015

☐                                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                    third-party tender offer subject to Rule 14d-1.

☐                                      issuer tender offer subject to Rule 13e-4.

☐                                      going-private transaction subject to Rule 13e-3.

☐                                      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on September 23, 2015 (as amended by Amendment No. 1 thereto filed with the SEC on October 5, 2015, and as amended hereby, the “Schedule TO”), which relates to the offer by Hoffman Acquisition Corp., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Omron Management Center of America, Inc., a Delaware corporation (“OMCA”), which is a wholly-owned subsidiary of OMRON Corporation, a Japanese corporation (“OMRON”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Adept Technology, Inc., a Delaware corporation (“Adept”), at a purchase price of $13.00 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of OMRON, OMCA and the Purchaser.  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 11.  Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The subsection entitled “Antitrust Matters” of Section 15 — “Certain Legal Matters” of the Offer to Purchase is hereby amended and supplemented to add the sentence set forth below immediately following the last sentence in the second paragraph under the caption “Compliance with German Act Against Restraints of Competition”:

“On October 6, 2015, the FCO unconditionally cleared the Offer and the Merger under the German Act Against Restraints of Competition.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hoffman Acquisition Corp.

By:	/s/ Nigel Blakeway
Name:	Nigel Blakeway
Title:	Chairman, Chief Executive Officer and President

Omron Management Center of America, Inc.

By:	/s/ Nigel Blakeway
Name:	Nigel Blakeway
Title:	Chairman, Chief Executive Officer and President

OMRON Corporation

By:	/s/ Yoshihito Yamada
Name:	Yoshihito Yamada
Title:	President and Chief Executive Officer

Date: October 7, 2015

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of September 23, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO-T filed by OMRON, OMCA and the Purchaser with the SEC on September 23, 2015)

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO-T filed by OMRON, OMCA and the Purchaser with the SEC on September 23, 2015)

(a)(1)(C)

Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO-T filed by OMRON, OMCA and the Purchaser with the SEC on September 23, 2015)

(a)(1)(D)

Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO-T filed by OMRON, OMCA and the Purchaser with the SEC on September 23, 2015)

(a)(1)(E)	Press Release dated September 16, 2015 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by OMRON, OMCA and the Purchaser with the SEC on September 16, 2015)

(a)(1)(F)	Press Release dated September 23, 2015 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO-T filed by OMRON, OMCA and the Purchaser with the SEC on September 23, 2015)

(a)(1)(G)

Summary Advertisement published in the Wall Street Journal on September 23, 2015 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO-T filed by OMRON, OMCA and the Purchaser with the SEC on September 23, 2015)

(d)(1)

Agreement and Plan of Merger, dated as of September 16, 2015, by and among Adept, the Purchaser, OMCA and OMRON (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by OMRON, OMCA and the Purchaser with the SEC on September 16, 2015)

(d)(2)

Form of Director & Officer Tender and Support Agreement, dated as of September 16, 2015 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by OMRON, OMCA and the Purchaser with the SEC on September 16, 2015)

(d)(3)

Form of Stockholder Tender and Support Agreement, dated as of September 16, 2015 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by OMRON, OMCA and the Purchaser with the SEC on September 16, 2015)

(d)(4)

Mutual Non-Disclosure Agreement, dated as of November 7, 2014, by and between Adept and Omron Electronics LLC (incorporated by reference to Exhibit (d)(4) to the Schedule TO-T filed by OMRON, OMCA and the Purchaser with the SEC on September 23, 2015)

(d)(5)

Confidentiality Agreement, dated as of May 29, 2015, by and between Adept and OMCA (incorporated by reference to Exhibit (d)(5) to the Schedule TO-T filed by OMRON, OMCA and the Purchaser with the SEC on September 23, 2015)